UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FRONTIER COMMUNICATIONS PARENT, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35909D109
(CUSIP Number)

Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022 (212) 891-2100 Attn: Alexander D. Benjamin, Senior Managing Director and Chief Legal Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35909D109
1	NAMES OF REPORTING PERSONS
Cerberus Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,943,408*

	8	SHARED VOTING POWER
0*

	9	SOLE DISPOSITIVE POWER
14,943,408*

	10	SHARED DISPOSITIVE POWER
0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,943,408*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

* The percentage reported is based on 249,015,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of Frontier Communications Parent, Inc. (the “Company”), outstanding as of November 1, 2024, based on information disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.  As of the filing date of this Amendment No. 3 to Schedule 13D (the “Filing Date”), funds managed by Cerberus Capital Management, L.P. and/or its investment management affiliates (the “Reporting Person”) hold in the aggregate 14,943,408 shares of Common Stock. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported in this Schedule 13D, as amended. Therefore, as of the Filing Date, the Reporting Person may be deemed to beneficially own 14,943,408 shares of the Common Stock, or approximately 6.0% of the shares of Common Stock outstanding.

AMENDMENT NO. 3 TO SCHEDULE 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Cerberus Capital Management, L.P. on November 6, 2023, as amended by Amendment No. 1 filed on June 11, 2024, and Amendment No. 2 filed on September 9, 2024.  This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

As of the date hereof, the Reporting Person beneficially owns the securities of the Company reported herein solely for investment purposes.  The Reporting Person intends to review its investment in the Company on a continuing basis in the future and expects that the Reporting Person will after the date of this filing and from time to time reduce its investment in the Company but may alternatively or in addition in the future, increase its investment position. Such actions are expected to depend on various factors, including, without limitation, price levels of the Common Stock, the Company’s financial and business position, this and other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions.

Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows:

(a) and (b) Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based on 249,015,000 shares of Common Stock outstanding as of November 1, 2024, based on information disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported in this Schedule 13D, as amended.  Therefore, the Reporting Person may be deemed to beneficially own 14,943,408 shares of Common Stock, or approximately 6.0% of the shares of Common Stock outstanding.

(c) Except as set forth in Schedule 1 attached hereto, there have been no transactions in shares of Common Stock, or securities convertible into or exchangeable for shares of the Common Stock, during the 60 days prior to the date hereof by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2024

Cerberus Capital Management, L.P.

By:	/s/ Alexander D. Benjamin
Alexander D. Benjamin, Senior Managing Director and Chief Legal Officer

SCHEDULE 1

TRANSACTIONS

The following table sets forth all transactions effected in the last 60 days by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control, in respect of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 9, 2024. All such transactions were sales of securities effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE $[1]
Sale of Common Stock	11/19/2024	100,000	34.8528
Sale of Common Stock	11/20/2024	50,000	34.69
Sale of Common Stock	11/20/2024	200,000	34.6872
Sale of Common Stock	11/21/2024	250,000	34.773
Sale of Common Stock	11/22/2024	250,000	34.818
Sale of Common Stock	11/25/2024	250,000	34.8733
Sale of Common Stock	11/26/2024	200,000	34.8502
Sale of Common Stock	11/27/2024	40,556	34.8512
Sale of Common Stock	11/29/2024	149,594	34.8117
Sale of Common Stock	12/02/2024	250,000	34.76
Sale of Common Stock	12/03/2024	175,000	34.539
Sale of Common Stock	12/04/2024	290,846	34.5179
Sale of Common Stock	12/05/2024	350,000	34.5414
Sale of Common Stock	12/06/2024	325,000	34.6466
Sale of Common Stock	12/09/2024	50,000	34.675
Sale of Common Stock	12/09/2024	294,016	34.6231

(1) The prices in each of the following rows are weighted average prices. These shares were sold in multiple transactions. The Reporting Person undertakes to provide the Company or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.